UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Name Change

On May 4, 2020, Color Star Technology Co., Ltd. (formerly known as Huitao Technology Co., Ltd.), a Cayman Islands company (the “Company”), received the stamped Certificate of Incorporation on Change of Name (the “COI”) from the Cayman Islands Registrar of Companies and the stamped Amended and Restated Memorandum and Articles of Association (the “M&A”) from the Cayman Islands General Registry dated May 1, 2020, pursuant to which the Company’s name has been changed to “Color Star Technology Co., Ltd.” (the “Name Change”). The COI and M&A are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

The Company has submitted the requisite documents and other information to the NASDAQ Listing Center to process the Name Change. As a result of the Name Change, the Company’s CUSIP number will be changed to G2287A100.

Amendment of CEO Employment Agreement

On May 5, the Company and Yang (Sean) Liu entered into an Amended and Restated Employment Agreement to clarify and integrate into the text to make certain amendments to Yang (Sean) Liu’s annual compensation as the Company’s Chief Executive Officer (the “A&R Employment Agreement”). The A&R Employment Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Certificate of Incorporation on Change of Name, dated May 1, 2020
99.2	Amended and Restated Memorandum and Articles of Association, dated May 1, 2020
99.3	Amended and Restated Employment Agreement, dated May 5, 2020, between the Company and Yang (Sean) Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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